EXHIBIT 99.01

Chunghwa Telecom Announces Senior Management Changes

Taipei, Taiwan, R.O.C. May 26th, 2017 — Chunghwa Telecom Co., Ltd. (“CHT”, “Chunghwa Telecom” or the “Company”, TAIEX: 2412, NYSE: CHT) today announced that Mr. Bo Yung Chen, the Senior Executive Vice President and Chief Financial Officer will resign from his current positions, effective June 1st, 2017. Pending the appointment of Mr. Chen’s successor, the Company’s Board of Directors has appointed Mr. Chi-Mau Sheih, the President of the Company, to serve as the interim Chief Financial Officer of the Company.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw